UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Janus Henderson Group plc

(Name of Issuer)

Ordinary Shares, par value $1.50 per Share

(Title of Class of Securities)

G4474Y 214

(CUSIP Number)

Takahiro Saito

General Manager, Actuarial and Accounting Unit

Dai-ichi Life Holdings, Inc.

13-1, Yurakucho 1-Chome,

Chiyoda-ku, Tokyo, 100-8411 Japan

+81-50-3780-4198

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G4474Y 214

1.	Names of Reporting Person: Dai-ichi Life Holdings, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Tokyo, Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 31,574,756*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 31,574,756*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 31,574,756*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13.	Percent of Class Represented by Amount in Row (11): 15.0%**
14.	Type of Reporting Person (See Instructions): OO

*	Represents 21,574,756 shares of outstanding ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”) and 10,000,000 shares of Company Ordinary Shares issuable upon the exercise of the conditional options granted pursuant to the Option Agreement, dated as of October 3, 2016, between Dai-ichi Life Holdings, Inc. (the “Investor”) and the Company.
**	Based on 210,406,138 shares of Company Ordinary Shares, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding as of November 6, 2017 as reported by the Company in its Form 10-Q filed on November 9, 2017, plus (ii) the 10,000,000 shares of Company Ordinary Shares issuable pursuant to the Option Agreement.

Item 1. Security and Issuer

This Amendment No. 3 (this “Amendment No. 3”) amends the Schedule 13D that was filed on May 30, 2017, as amended by Amendment No. 1 filed on November 14, 2017 and Amendment No. 2 filed on December 18, 2017 (the “Schedule 13D”) by Dai-ichi Life Holdings, Inc. (the “Investor”), relating to the issued and outstanding shares of ordinary shares, par value $1.50 per share (the “Company Ordinary Shares”), of Janus Henderson Group plc, incorporated and registered in Jersey, Channel Islands (the “Company”). The principal executive offices of the Company are located at 201 Bishopsgate, EC2M 3AE, United Kingdom. Beginning on the date this Amendment No. 3 is filed, all references in the Schedule 13D to the Schedule 13D shall be deemed to refer to the Schedule 13D as amended by this Amendment No. 3. Only those items reported in this Amendment No. 3 are amended and all other items in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 3 and not defined herein shall have the meanings given to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by adding the following to the end thereof:

From December 15, 2017 and February 6, 2018, the Investor purchased 2,260,741 shares of Company Ordinary Shares in the open market and through block trades for an aggregate purchase price of $88,182,063. The source of funds used by Investor to pay the purchase price for such shares was working capital.

Item 5. Interest in the Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to read as follows:

(a) Rows (7) through (11) and (13) of the cover pages to this Amendment No. 3 are hereby incorporated by reference. Pursuant to the 10b5-1 Plan, the Investor purchased a total of 2,260,741 shares of Company Ordinary Shares in the open market and through block trades from December 15, 2017 through February 6, 2018. Following completion of the purchase acquisition and for the purpose of Rule 13d-3 promulgated under the Exchange Act, the Investor beneficially owns 31,574,756 shares of Company Ordinary Shares, representing approximately 15.0% of the outstanding shares of Company Ordinary Shares. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 210,406,138, which is the sum of (i) the 200,406,138 shares of Company Ordinary Shares outstanding as of November 6, 2017 as reported by the Company in its Form 10-Q filed on November 9, 2017, plus (ii) the 10,000,000 shares issuable pursuant to the Option Agreement.

Of these shares, 10,000,000 shares represent shares that the Investor has a right to acquire upon exercise of the conditional options granted to the Investor pursuant to the Option Agreement.

(b) The Investor has (or, in the case of the 10,000,000 shares of Company Ordinary Shares that the Investor has a right to acquire upon the exercise of the conditional options granted to the Investor pursuant to the Option Agreement, will have upon the exercise of such options) the sole power to vote or direct the vote and to dispose or direct the disposition of all 31,574,756 shares of Company Ordinary Shares beneficially owned by it.

(c) The transactions in the Common Ordinary Shares effected subsequent to December 14, 2017, the last date of trading reflected in Amendment No. 2, by the Investor are set forth in Schedule A, and are incorporated herein by reference.

Except as described above, neither the Investor nor, to its knowledge, any of its directors or executive officers has engaged in any transaction in shares of the Company Ordinary Shares subsequent to December 14, 2017.

(d) No other person is known by the Investor to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by the Investor.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dai-ichi Life Holdings, Inc.
Date: February 8, 2018	By:	/s/ Takahiro Saito
	Name:	Takahiro Saito
	Title:	General Manager, Actuarial and Accounting Unit

SCHEDULE A

This Schedule sets forth information with respect to each purchase of Common Ordinary Shares which were effectuated by Investor from December 15, 2017 through February 6, 2018. All such transactions were effected in the open market or through block trades through a broker.

DAI-ICHI LIFE HOLDINGS, INC.

Date of Transaction	Number of Shares Purchased	Price Per Share[1]	Range of Prices Per Share	Aggregate Purchase Price
December 15, 2017	137,609	37.3224	37.1900 — 37.4500	5,135,898.14
December 18, 2017	75,000	37.4849	37.4200 — 37.5400	2,811,367.50
December 19, 2017	56,626	38.1528	38.0100 — 38.3200	2,160,440.45
December 20, 2017	63,901	38.1791	37.9600 — 38.3900	2,439,682.67
December 21, 2017	73,601	38.3813	38.2100 — 38.5400	2,824,902.06
December 22, 2017	64,195	38.4527	38.4000 — 38.5200	2,468,471.08
December 26, 2017	65,996	38.4912	38.3400 — 38.6300	2,540,265.24
December 27, 2017	75,000	38.2065	37.8700 — 38.4500	2,865,487.50
December 28, 2017	49,787	38.2711	38.1300 — 38.4800	1,905,403.26
December 29, 2017	34,797	38.4860	38.3600 — 38.5400	1,339,197.34
January 02, 2018	75,000	38.5650	38.3100 — 38.7600	2,892,375.00
January 03, 2018	75,000	38.5351	38.2900 — 38.7000	2,890,132.50
January 04, 2018	75,000	39.0096	38.8500 — 39.2000	2,925,720.00
January 05, 2018	115,300	39.7020	39.4600 — 39.9900	4,577,640.60
January 08, 2018	137,493	39.3568	39.0900 — 39.9900	5,411,284.50
January 09, 2018	91,590	39.8220	39.4100 — 39.9400	3,647,296.98
January 10, 2018	75,000	39.8462	39.6800 — 40.0000	2,988,465.00
January 11, 2018	75,000	39.9771	39.8550 — 40.1300	2,998,282.50
January 12, 2018	75,000	40.5729	40.3700 — 40.7400	3,042,967.50
January 16, 2018	75,000	40.8506	40.5200 — 41.2200	3,063,795.00
January 17, 2018	75,000	40.9779	40.8000 — 41.1800	3,073,342.50
January 18, 2018	75,000	40.7868	40.6300 — 40.8900	3,059,010.00
January 19, 2018	75,000	40.9335	40.7100 — 41.2200	3,070,012.50
January 22, 2018	75,000	40.9695	40.7800 — 41.2500	3,072,712.50
January 23, 2018	13,546	40.9664	40.7100 — 41.0000	554,930.85
January 24, 2018	75,000	40.9204	40.6100 — 41.3000	3,069,030.00
February 02, 2018	50,000	38.5143	38.4200 — 38.6000	1,925,715.00
February 05, 2018	90,000	37.6890	36.9200 — 37.8800	3,392,010.00
February 06, 2018	166,300	36.2972	35.5900 — 37.1200	6,036,224.36

[1]	The Investor undertakes to provide upon request by the staff of the Securities and Exchange Commission full information regarding the number of shares purchased at each separate price.